EIGHTH AMENDMENT TO SECURITIZATION AGREEMENTS AND WAIVER

                  THIS EIGHTH AMENDMENT TO SECURITIZATION AGREEMENTS AND WAIVER (this "Amendment"), made and entered into as of July 10, 2001, by and between CONE RECEIVABLES II LLC, a North Carolina limited liability company ("CRLLC"), CONE MILLS CORPORATION, a North Carolina corporation ("Cone Mills"), CONE FOREIGN TRADING LLC, a North Carolina limited liability company ("CFT"; each of CRLLC, Cone Mills and CFT being herein referred to as a "Company" and, collectively, as the "Companies"), and GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation ("GECC"), acting in its capacities as the Purchaser, Operating Agent, Collateral Agent, Letter of Credit Provider and Letter of Credit Agent (as such terms are defined in the Purchase Agreement described below).


                               W I T N E S E T H:

         WHEREAS, Cone Mills and CRLLC entered into that certain Receivables Transfer Agreement, dated as of September 1, 1999 (as amended to the date hereof, the "Transfer Agreement"; capitalized terms used herein and not otherwise defined herein shall have the meanings given such terms in Annex X to the Transfer Agreement as amended through this Amendment), whereby Cone Mills agreed (and each Subsidiary of Cone Mills which thereafter becomes an Originator will agree) to sell, contribute or otherwise transfer to CRLLC, and CRLLC agreed to purchase or otherwise acquire from such Originators, all of the right, title and interest of such Originators in the Receivables; and

         WHEREAS, CRLLC, as Seller, Redwood Receivables Corporation ("Redwood"), as Purchaser, Cone Mills, as Servicer, and GECC, as Operating Agent and as Collateral Agent, entered into that certain Receivables Purchasing and Servicing Agreement, dated as of September 1, 1999 (as amended to the date hereof, the "Purchase Agreement"; the Transfer Agreement and the Purchase Agreement are herein collectively referred to as the "Securitization Agreements"), whereby Purchaser agreed, among other things, to purchase from CRLLC from time to time the Receivables sold or contributed to CRLLC pursuant to the Transfer Agreement; and

         WHEREAS, Redwood and GECC entered into that certain Assignment Agreement, dated as of April 23, 2001 (the "Redwood Assignment"), under which Redwood assigned and delegated to GECC, pursuant to Section 2.05 of the Liquidity Loan Agreement, all of Redwood's rights, titles and interests in and to, and all of Redwood's obligations under, the Purchase Agreement and the other Related Documents; and

         WHEREAS, the Securitization Agreements were amended pursuant to that certain First Amendment and Waiver to Securitization Agreements, dated as of November 16, 1999, among the parties hereto, that certain Second Amendment to Securitization Agreements, dated as of January 28, 2000, among the parties thereto, that certain Third Amendment to Securitization Agreements, dated as of March 31, 2000, among the parties thereto, that certain Fourth Amendment to Securitization Agreements and Additional Originator Joinder Agreement, dated as of April 24, 2000, among such parties, that certain Fifth Amendment to Securitization Agreements, dated as of June 30, 2000, among such parties, that certain Sixth Amendment to Securitization Agreements, dated as of December 11, 2000, among such parties, and that certain Seventh Amendment to Securitization Agreements, dated as of April 23, 2001; and

         WHEREAS, the Companies have requested that the Securitization Agreements be further amended in certain respects, and the parties hereto are willing to agree to such amendments, subject to the terms and conditions of this Amendment.

         NOW THEREFORE, in consideration of the premises and mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Amendment of Securitization Agreements. Subject to the terms and conditions of this Amendment, including without limitation the fulfillment of the conditions precedent specified in Section 6 below, the Securitization Agreements shall be amended as follows:

            (a) Annex G to the Purchase Agreement shall be deleted in its entirety, and the revised Annex G attached to this Amendment as Exhibit A shall be substituted in lieu thereof.

            (b) Annex 5.02(a) to the Purchase Agreement is hereby amended by deleting subpart (b) therefrom in its entirety.

            (c) Annex X to the Securitization Agreements is hereby amended by adding the following new definition thereto:

            "Eighth Amendment Effective Date" shall mean July 10, 2001.

            (d) Annex X to the Securitization Agreements is hereby amended by deleting therefrom the definition of the term "Fee Letter" and by substituting the following new definition of such term in lieu thereof:

            "Fee Letter" shall mean that certain letter agreement dated July 10, 2001, among the Seller, Cone Mills and the Purchaser.

         2. No Other Waivers or Amendments. Except for the amendment of the Securitization Agreements expressly set forth and referred to in Section 1 above, the Securitization Agreements shall remain unchanged and in full force and effect.

         3. Representations and Warranties. Each Company hereby represents and warrants to GECC (in its capacities as Purchaser, the Operating Agent and the Collateral Agent) that (i) this Amendment has been duly authorized, executed and delivered by each Company, (ii) after giving effect to this Amendment, no Termination Event, Incipient Termination Event, Event of Servicer Termination or Incipient Servicer Termination Event has occurred and is continuing as of the date of this Amendment, and (iii) all of the representations and warranties made by each Company in the Securitization Agreements are true and correct in all material respects on and as of the date of this Amendment (except to the extent that any such representation or warranty expressly referred to a specific prior date). Any breach in any material respect by any Company of any of its representations and warranties contained in this Section 3 shall be a Termination Event and an Event of Servicer Termination for all purposes of the Securitization Agreements.

         4. Ratification. Each Company hereby ratifies and reaffirms each and every term, covenant and condition set forth in the Securitization Agreements and all other documents delivered by such Company in connection therewith (including without limitation the other Related Documents to which each Company is a party), effective as of the date hereof.

         5. Waiver by the Companies. Each of the Companies hereby waives any claim, defense, demand, action or suit of any kind or nature whatsoever against the Purchaser, the Operating Agent or the Collateral Agent arising on or prior to the date of this Amendment in connection with any of the Securitization Agreements or the transactions contemplated thereunder.

         6. Condition Precedent to Effectiveness. This Amendment shall become effective, upon the Eighth Amendment Effective Date, subject to the satisfaction of the following conditions on or prior to such date:

            (a) the receipt by the Operating Agent of this Amendment, duly executed, completed and delivered by each of the Companies, the Purchaser, the Operating Agent and the Collateral Agent;

            (b) the receipt by the Operating Agent of the Fee Letter of even date herewith (in form and substance satisfactory to the Purchaser) duly executed and delivered by CRLLC, Cone Mills, and the Operating Agent; and

            (c) the receipt by the Operating Agent of all fees and expenses payable to the Purchaser, the Collateral Agent, or the Operating Agent, respectively, in connection with this Amendment, including without limitation any fees specified in the aforesaid Fee Letter and the reasonable legal fees and other reasonable out of pocket expenses of the Purchaser, the Collateral Agent, or the Operating Agent incurred in connection with this Amendment.

         7. Reimbursement of Expenses. Each Company hereby agrees that it shall reimburse the Purchaser, the Collateral Agent, and the Operating Agent on demand for all reasonable costs and expenses (including without limitation reasonable attorney's fees) incurred by such parties in connection with the negotiation, documentation and consummation of this Amendment and the other documents executed in connection herewith and therewith and the transactions contemplated hereby and thereby.

         8. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK FOR CONTRACTS TO BE PERFORMED ENTIRELY WITHIN SAID STATE.

         9. Severability of Provisions. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. To the extent permitted by Applicable Law, each Company hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

         10. Counterparts. This Amendment may be executed in any number of several counterparts, all of which shall be deemed to constitute but one original and shall be binding upon all parties, their successors and permitted assigns.

         11. Entire Agreement. The Securitization Agreements as amended and supplemented by this Amendment embody the entire agreement between the parties hereto relating to the subject matter hereof and supersede all prior agreements, representations and understandings, if any, relating to the subject matter hereof.

         12. Cone Mills' and GECC's Capacities. Cone Mills is executing and delivering this Amendment both in its capacity as an Originator under the Transfer Agreement and as the Servicer under the Purchase Agreement and all references herein to "Cone Mills" shall be deemed to include it in both such capacities unless otherwise expressly indicated. GECC is executing and delivering this Amendment both in its capacity as the Purchaser, as the Operating Agent for the Purchaser, and as the Collateral Agent for the Purchaser and the Purchaser Secured Parties, and all references herein to "GECC" shall be deemed to include it in all such capacities unless otherwise expressly indicated.

              [remainder of this page intentionally left blank]

                  IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by their respective officers thereunto duly authorized, as of the date first above written.


                                  CONE RECEIVABLES II LLC


                                  By /s/ Douglas Beelendorf
                                  Name: Douglas Beelendorf
                                  Title: Treasurer

                                  CONE MILLS CORPORATION,
                                  as an Originator and as Servicer

                                  By  /s/ W. Scott Wenhold
                                  Name: W. Scott Wenhold
                                  Title: Treasurer


                                  CONE FOREIGN TRADING LLC

                                  By  /s/Neil W. Koonce
                                  Name: Neil W. Koonce
                                  Title: Vice President


                                  GENERAL ELECTRIC CAPITAL CORPORATION,
                                  as Purchaser, as Operating
                                  Agent and as Collateral Agent

                                  By /s/ Craig Winslow
                                  Name: Craig Winsol
                                  Title:   Duly Authorized Signatory

                                    EXHIBIT A

                                                  Annex G to Purchase Agreement

                               Financial Covenants

         (a) Minimum Fixed Charge Coverage Ratio. Cone Mills and its Subsidiaries shall have on a consolidated basis, as of the end of each fiscal quarter set forth below, a Fixed Charge Coverage Ratio for the Rolling Period then ended of not less than the applicable ratio set forth below:

             Fiscal Quarter                   Minimum Fixed Charge
             Ending:                            Coverage Ratio:
             --------------                   --------------------
             April 1, 2001                       0.60 to 1.0

             July 1, 2001                        0.38 to 1.0

             October 1, 2001 and                 0.80 to 1.0
             Each Fiscal Quarter
             thereafter

         (b) Minimum Tangible Net Worth. Cone Mills and its
Subsidiaries on a consolidated basis shall have a Tangible Net Worth, as of the Third Amendment Effective Date and as of the end of each fiscal quarter ending April 1, 2001, July 1, 2001 or October 1, 2001, of not less than $90,000,000.
Thereafter, Cone Mills and its Subsidiaries on a consolidated basis shall have, as of the end of each fiscal year ending on or after December 31, 2001 (each such fiscal year herein called the "Subject Fiscal Year") and as of the end of the first three fiscal quarters of the immediately succeeding fiscal year, a Tangible Net Worth of not less than the sum of (i) the minimum Tangible Net Worth required hereunder for the fiscal year which immediately preceded the Subject Fiscal Year (or, where the Subject Fiscal Year is the fiscal year ending December 31, 2001, the sum of $90,000,000) plus (ii) an amount equal to twenty-five percent (25%) of the positive net income of Cone Mills and its Subsidiaries on a consolidated basis for the Subject Fiscal Year plus (iii) an amount equal to one hundred percent (100%) of the amount of any equity raised by or capital contributed to Cone Mills during the Subject Fiscal Year.

         (c) Receivable Performance Covenants. The Seller shall not violate or fail to comply with any of the following covenants as of any Settlement Date:

         (i) Default Ratio shall be less than 5.5%;

         (ii) Delinquency Ratio shall be less than 2.2%;

         (iii) Gross Dilution Ratio shall be less than 4.0%;

         (iv)  Receivables Collection Turnover shall be less than 65 days; and

         (v)   Seller's Net Worth Percentage shall not be less than 5.0%.

         (d) Minimum EDBITDA. Cone Mills and its Subsidiaries shall have on a consolidated basis, as of the end of each fiscal quarter set forth below, EBITDA for the period then ended of not less than the amount set forth opposite such period:

               Fiscal Quarter Ending                       Minimum EBITDA
               ---------------------                       --------------
               July 1, 2001                                $30,000,000

               October 1, 2001                             $26,000,000

               Each Fiscal Quarter                         $33,800,000
               thereafter

         (e) Capitalized terms used in this Annex G and not otherwise defined below shall have the respective meanings ascribed to them in Annex X.

         "Capital Expenditures" shall mean, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Debt) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP, but excluding expenditures under Capital Leases and any expenditures financed by the incurrence of Debt other than under the Purchase Agreement or the Credit Facility. If the expenditures cannot be specifically identified and linked to the incurrence of Debt (other than the incurrence of Debt other than under the Purchase Agreement or Credit Facility), then such exclusion from this definition of Capital Expenditures shall be determined by and based on the judgment of the Operating Agent. For purposes of this Annex G, Capital Expenditures shall include investments in and advances by Cone Mills and its Subsidiaries to unconsolidated affiliates as determined on a consolidated basis.

         "EBITDA" shall mean, with respect to Cone Mills and its Subsidiaries for any fiscal period, an amount equal to (a) consolidated Net Income for such period, minus (b) the sum, without duplication, of (i) income tax credits, (ii) interest income, (iii) gain from extraordinary items for such period, (iv) any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, exchange or other disposition of capital assets by such Person (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), and (v) any other non-cash gains that have been added in determining consolidated Net Income, in each case to the extent included in the calculation of consolidated Net Income of such Person for such period in accordance with GAAP, plus (c) the sum, without duplication, of (i) any provision for income taxes, (ii) Interest Expense, (iii) loss from extraordinary items for such period, (iv) depreciation and amortization for such period, (v) amortized debt discount for such period, (vi) Restructuring Charges, and (vii) the amount of any deduction to consolidated Net Income as the result of any grant to any members of the management of such Person of any Stock, in each case to the extent included in the calculation of consolidated Net Income of such Person for such period in accordance with GAAP. For purposes of this definition, the following items shall be excluded in determining consolidated Net Income of a Person: (A) the income (or deficit) of any other Person accrued prior to the date it became a Subsidiary of, or was merged or consolidated into, such Person or any of such Person's Subsidiaries; (B) the income (or deficit) of any other Person (other than a Subsidiary) in which such Person has an ownership interest, except to the extent any such income has actually been received by such Person in the form of cash dividends or distributions; (C) the undistributed earnings of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary; (D) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period; (E) any write-up of any asset; (F) any net gain from the collection of the proceeds of life insurance policies; (G) any net gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Debt, of such Person, (H) in the case of a successor to such Person by consolidation or merger or as a transferee of its assets, any earnings of such successor prior to such consolidation, merger or transfer of assets, and
(I) any deferred credit representing the excess of equity in any Subsidiary of such Person at the date of acquisition of such Subsidiary over the cost to such Person of the investment in such Subsidiary.

         "Fixed Charges" shall mean, with respect to any Person for any fiscal period, the aggregate of (a) all Interest Expense paid or accrued during such period, plus (b) all cash income taxes paid during such period plus (c) scheduled payments of principal with respect to Debt (other than Debt of a type described in parts (f) or (g) of the definition of such term in Annex X) made or due during such period, plus (d) scheduled reductions in availability under the Credit Facility, plus (e) cash dividends or other cash distributions on such Person's Stock (common or preferred) made or paid during such period.

         "Fixed Charge Coverage Ratio" shall mean, with respect to any Person for any fiscal period, the ratio of (i) EBITDA less Capital Expenditures to (ii) Fixed Charges.

         "Interest Expense" shall mean, with respect to any Person for any fiscal period, interest expense (whether cash or non-cash) of such Person determined on a consolidated basis in accordance with GAAP for the relevant period ended on such date, including (a) amortization of original issue discount on any Debt and of all fees payable in connection with the incurrence of such Debt (to the extent included in interest expense), (b) the interest component of any Capital Lease Obligation, (c) with respect to Cone Mills and Seller only, Redwood Yield and fees (other than servicing fees), (d) with respect to Cone Mills only, amounts paid or payable by Cone Mills under the Morgan Swap Agreement, and (e) with respect to Cone Mills only, net cash paid with respect to interest, discount, yield, and fees owed by Cone Mills or any of its Subsidiaries under the Existing Receivables Purchase Facility.

         "Net Income" shall mean, with respect to Cone Mills and its Subsidiaries on a consolidated basis and for any period, the after taxes net income or loss of Cone Mills and its Subsidiaries as it would appear on a consolidated statement of income of Cone Mills and its Subsidiaries for such period prepared in accordance with GAAP (such net income or loss shall (a) be net of extraordinary items and (b) include, to the extent the inclusion thereof is in accordance with GAAP, the equity of Cone Mills or any Subsidiary in the net income or loss of any other Person).

         "Net Worth" shall mean, with respect to any Person as of any date of determination, (a) the book value of the assets of such Person, minus
(b) reserves applicable thereto, minus (c) all of such Person's liabilities on a consolidated basis (including accrued and deferred income taxes), all as determined in accordance with GAAP.

         "Net Worth Percentage" shall mean, as of any date of determination thereof, a fraction (expressed as a percentage) (a) the numerator of which equals the excess of the Seller's assets over its liabilities, in each case as determined in accordance with GAAP consistently applied, and (b) the denominator of which equals the aggregate Outstanding Balance of the Transferred Receivables.

         "Restructuring Charges" shall mean, with respect to Cone Mills and its Subsidiaries on a consolidated basis, (i) for any Rolling Period shown below, any of the expenses related to Cone Mills' restructuring plans announced in the fourth quarter of 1998 and first quarter of 1999 relating to closing its Salisbury Plant, overhead downsizing and reorganization, the merger of the denim and sportswear fabric businesses into one unit and the corresponding reduction of the manufacturing staff, the closing of the Florence and Cliffside yarn manufacturing facilities, the restructuring, downsizing and reorganization of the Carlisle Plant, and inventory and related charges associated with these product realignments and plant closings, but at no time will the aggregate of the Restructuring Charges under this part (i) for any Rolling Period shown below exceed the amount listed below for such period:

         Rolling Period ending                                  Amount
         ---------------------                                  ------
         July 4, 1999                                         $33,800,000
         October 3, 1999                                      $36,800,000
         January 2, 2000                                      $19,500,000
         April 2, 2000                                        $ 5,000,000
         July 2, 2000                                         $ 5,000,000
         October 1, 2000                                      $ 2,000,000
         Each fiscal quarter thereafter                       $    0

; (ii) solely with respect to each of the Rolling Periods ending on December 30, 2000, April 1, 2001 and July 1, 2001, any of the expenses related to Cone Mill's restructuring plans announced in the fourth quarter of 2000 relating to restructuring, downsizing, and reorganization of Cone Mill's Raytex Plant, but the amount of Restructuring Charges under this part (ii) shall be calculated on a pretax basis and shall not exceed in the aggregate the lesser of the actual pre-tax Restructuring Charges recorded or $45,000,000 (of which not more than $2,500,000 of such Restructuring Charges shall be cash charges at the time of the recording of the charge or in any subsequent Rolling Period thereafter); and
(iii) solely with respect to the Rolling Period ending on July 1, 2001, any of the expenses related to Cone Mill's reinvention plan announced in June 2001, but the amount of Restructuring Charges under this part (iii) shall be calculated on a pretax basis and shall not exceed in the aggregate the lesser of the actual pre-tax Restructuring Charges recorded or $35,000,000 (of which not more than $4,000,000 of such Restructuring Charges shall be cash charges at the time of the recording of the charge or in any subsequent Rolling Period thereafter).

         "Rolling Period" shall mean, as of the end of any fiscal quarter of any person, the immediately preceding 4 fiscal quarters, including the fiscal quarter then ending.

         "Tangible Net Worth" shall mean, with respect to any Person at any date, the Net Worth of such Person at such date, excluding, however, from the determination of the total assets at such date, (a) all goodwill, capitalized organizational expenses, capitalized research and development expenses, trademarks, trade names, copyrights, patents, patent applications, licenses and rights in any thereof, and other intangible items (excluding any intangible assets generated pursuant to FASB 132 relating to pension liabilities), (b) all unamortized debt discount and expense, (c) treasury Stock, and (d) any write-up in the book value of any asset resulting from a revaluation thereof.

         (f) Rules of Construction Concerning Financial Covenants.
Unless otherwise specifically provided therein, any accounting term used in any Related Document shall have the meaning customarily given such term in accordance with GAAP, and all financial computations thereunder shall be computed in accordance with GAAP consistently applied. That certain items or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing. If any Accounting Changes occur and such changes result in a change in the calculation of the financial covenants, standards or terms used in any Related Document, then the parties thereto agree to enter into negotiations in order to amend such provisions so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the financial condition of such Persons and their Subsidiaries shall be the same after such Accounting Changes as if such Accounting Changes had not been made. If the parties thereto agree upon the required amendments thereto, then after appropriate amendments have been executed and the underlying Accounting Change with respect thereto has been implemented, any reference to GAAP contained therein shall, only to the extent of such Accounting Change, refer to GAAP consistently applied after giving effect to the implementation of such Accounting Change. If such parties cannot agree upon the required amendments within 30 days following the date of implementation of any Accounting Change, then all financial statements delivered and all calculations of financial covenants and other standards and terms in accordance with the Related Documents shall be prepared, delivered and made without regard to the underlying Accounting Change.